

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

>   **Re: CommonWealth REIT**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed on March 27, 2013**
>   **File No. 001-09317**

Dear Mr. Popeo:

We have reviewed your filing and have the following comments.

Voting Securities and Record Date, page 11

1.   Please clarify your disclosure regarding Section 2.14(a)(ii) of the bylaws to specify whether security holders must hold certificates for three years. If not, please disclose whether the process of issuing certificates to a security holder could result in a transfer of ownership under the bylaws, such that the three year holding period would restart.

2.   Disclosure states that a security holder must provide "other reasonable evidence, satisfactory to the Board, of their continuous ownership of such Common Shares for the three-year period." Please disclose what might qualify as reasonable evidence in this circumstance.

You may contact me at (202) 551-3503 if you have any questions.

>   Sincerely,
>
>   /s/ David L. Orlic
>
>   David L. Orlic
>   Special Counsel
>   Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP